 As filed with the Securities and Exchange Commission on April 14, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE
April 13, 2005

NOTICE OF ANNUAL GENERAL MEETING

The Shareholders in Tele2 AB (publ) are hereby invited to the Annual General Meeting on Wednesday 11 May 2005 at 1.30 p.m. CET at the cinema Skandia, Drottninggatan 82 in Stockholm.

NOTIFICATION

Shareholders who wish to participate at the Annual General Meeting shall:

—	have their names entered in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday 29 April 2005; and
—	notify the company of their intention to participate by no later than 1.00 p.m. CET on Wednesday 4 May 2005. The notification can be made on the company’s website, www.tele2.com, by telephone +46-433-747 56 or in writing to the company:
Tele2 AB P.O. Box 2094 SE-103 13 Stockholm, Sweden

When giving notice of participation, the shareholder should state name, personal identification number (or company registration number), address, telephone number, shareholdings and any advisors attending. Shareholders who wish to be represented by a representative shall submit a written power of attorney giving authorisation to a specific person together with the notice of participation. Written notifications should be marked “AGM”.

Shareholders whose shares are registered in the names of nominees must temporarily re-register the shares in their own name in order to be entitled to participate in the Meeting. Shareholders wishing to re-register must inform the nominee well in advance of 29 April 2005.

PROPOSED AGENDA

1.	Election of Chairman of the Meeting.

2.	Preparation and approval of the voting list.

3.	Approval of the agenda.

4.	Election of one or two persons to check and verify the minutes.

5.	Determination of whether the Meeting has been duly convened.

6.	Presentation of the annual report and auditors’ report and of the consolidated financial statements and the auditors’ report on the consolidated financial statements.

7.	Decision on the adoption of the income statement and balance sheet and of the consolidated income statement and the consolidated balance sheet.

8.	Decision on the proposed treatment of the company’s unappropriated earnings or accumulated loss as stated in the adopted balance sheet.

9.	Decision on the discharge of liability of the members of the Board of Directors and the Managing Director.

10.	Determination of the number of members of the Board of Directors.

11.	Determination of the fees of the members of the Board of Directors and the auditors.

12.	Election of the members and deputy members of the Board of Directors.

13.	Approval of the procedure of the Nomination Group for the election of members of the Board of Directors.

14.	Split and redemption of shares involving the following resolutions:

	a.	Amendment of the Articles of Association for the execution of share split.

	b.	Amendment of the Articles of Association and adoption of new class of shares.

	c.	Reduction of the share capital by redemption of shares.

	d.	Directed share issue of Class C shares.

	e.	Reduction of share capital by redemption of Class C shares and transfer of funds to the company’s reserves.

15.	Closure of the Meeting.

DIVIDENDS (item 8)

The Board of Directors proposes that the Meeting resolves on ordinary dividends for the fiscal year 2004 corresponding to SEK 5 per share. The Board of Directors further proposes that the record date for the dividend shall be Monday 16 May 2005.

BOARD OF DIRECTORS (items 10-12)

The Nomination Group proposes that, until the end of the next Annual General Meeting, Marc J.A. Beuls, Vigo Carlund, Sven Hagströmer, Jan Loeber, John Shakeshaft and Cristina Stenbeck shall be re-elected Board members and that John Hepburn shall be elected as a new member of the Board of Directors. The Nomination Committee proposes that the Chairman of the Board of Directors shall be Sven Hagströmer. Furthermore, it is proposed that an Audit Committee and a Remuneration Committee be appointed among the members of the Board of Directors at the Constituent Board Meeting.

The Nomination Group proposes that the Meeting resolves that the fee of the members of the Board of Directors for the period until the end of the next Annual General Meeting shall be a total of SEK 3,350,000, whereof SEK 800,000 shall be allocated to the Chairman, SEK 400,000 to each of the other members of the Board of Directors respectively and a total of SEK 150,000 be allocated for the work of the members within the committees of the Board of Directors.

The above proposal is supported by shareholders representing more than 50 percent of the votes in the company including inter alia AMF Pension, Emesco AB, Fjärde AP-fonden, Investment AB Kinnevik, Nordea Fonder, SEB Fonder and SEB Trygg Liv.

NOMINATION GROUP (item 13)

The Board of Directors proposes that the Meeting approves the following procedure for the Nomination Group for the election of members of the Board of Directors. The work of preparing a proposal of members to the Board of Directors for the Annual General Meeting of 2006 shall be executed by a Nomination Group. The Nomination Group will be formed during the autumn of 2005, in consultation with at least three of the major shareholders and Cristina Stenbeck will act as convenor of the Group. The composition of the Group will be communicated in the interim report for the third quarter of 2005.

SPLIT AND REDEMPTION OF SHARES (item 14)

In order to execute the proposed redemption procedure, the Board of Directors proposes that the Meeting shall resolve on amendment of the Articles of Association, reduction of the share capital, new issue of Class C shares and reduction of the share capital through redemption of Class C shares in accordance with the below. All decisions are proposed to be contingent upon each other.

Amendment to the Articles of Association for the execution of share split (item 14 a)

The Board of Directors proposes that the Meeting resolves to amend the Articles of Association to the effect that the provision in section 4 is changed so that the par value per share is changed from SEK 5 to SEK 1.25. This means a split of shares, whereby each share (irrespective of class) is divided into four shares of which one of the shares will be a so-called redemption share. The Board of Directors proposes that the record day for the share split shall be Monday 23 May 2005.

Amendment of the Articles of Association and adoption of a new class of shares (item 14 b)

The Board of Directors proposes that the Meeting resolves to amend the Articles of Association to the effect that a new class of shares is introduced, Class C shares, which carry one vote per share. Class C shares shall not entitle to dividends. The customary provision on, respectively, primary and subsidiary preferential right at cash issue shall apply also for Class C shares, which, however, shall not entitle to participation in a bonus issue of shares. Upon the Board of Directors’ or the company’s request, the Class C shares shall be redeemable and, upon the liquidation of the company, entitle the holder to a limited right to assets equal to the par value of the share, annualized by an interest rate provided in the Articles of Association. Upon redemption, the Class C share shall entitle the holder to payment equal to the par value annualized by an interest rate provided in the Articles of Association.

Reduction of the share capital by redemption of shares (item 14 c)

In order to execute a mandatory redemption procedure for all shareholders, the Board of Directors proposes that the Meeting resolves to reduce the company’s share capital by SEK 184,450,218.75 by redemption of a total of 147,560,175 shares, each at a par value SEK 1.25, of which 15,516,663 are Class A shares and 132,043,512 are Class B shares. The redemption amount per share, irrespective of class, shall be SEK 10. The Board of Directors proposes that trading in so-called redemption shares shall take place from 24 May 2005 up to and including 10 June 2005. Furthermore, the Board of Directors proposes that the record date for redemption shall be 17 June 2005. The redemption payment is expected to be executed through VPC around 22 June 2005.

Directed share issue of Class C shares (item 14 d)

In order to achieve a time efficient redemption procedure without requiring a leave of court, the Board of Directors proposes that the Meeting resolves to increase the company’s share capital by a maximum of SEK 184,450,218.75 by an issue of a maximum of 147,560,175 Class C shares, each at a par value of SEK 1.25. The new shares shall, with disapplication of the shareholders’ preferential rights, be subscribed for by a securities company at a subscription price equal to the par value of the share. The proposal is contingent upon registration of the amendments to the Articles of Association under sub-sections 14 a and b above.

Reduction of share capital by redemption of Class C shares and transfer of funds to the Company’s reserves (item 14 e)

The Board of Directors proposes that the Meeting resolves to reduce the share capital by SEK 184,450,218.75 by redemption of all Class C shares. The redemption shall be executed as soon as the issue of Class C shares has been registered. The objective of the reduction is restitution to the holders of Class C shares by an amount equal to the par value of SEK 1.25, annualized by the interest rate provided in the Articles of Association. In addition, it is proposed that the Meeting resolves that an amount equal to the amount of the reduction is transferred from the unrestricted equity to the company’s reserves. The proposal is contingent upon registration of the amendments to the Articles of Association under sub-sections 14 a and b above.

OTHER INFORMATION

The resolution set out items 14 a – e above must be supported by shareholders representing at least two thirds of the shares and the numbers of votes represented at the Meeting. The Board of Directors’ complete text of the proposals will be kept available to the shareholders at the company’s offices at Skeppsbron 18 in Stockholm as of 27 April 2005. Further information about the proposal on redemption procedure is found in the information brochure “Redemption in Tele2 2005”, which is made available on the company’s website www.tele2.com. The shareholders who wish to obtain these documents may request them from the company, after which the material will be dispatched by mail or e-mail.

Stockholm in April 2005
BOARD OF DIRECTORS

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have close to 28 million customers in 24 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   Chief Financial Officer

Date: April 14, 2005